Exhibit 99.4

SCHEDULE C

Directors and Executive Officers of Kunlun Tech Co., Ltd.

The business address of each of the following directors is 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

Directors:

Name	Citizenship
Han Fang	People’s Republic of China
Jie Lv	People’s Republic of China
Xiaoyu Liu	People’s Republic of China
Chenyu Zhang	People’s Republic of China
Shimu Qian	People’s Republic of China
Yahui Zhou	People’s Republic of China
Rui Wu	People’s Republic of China

Executive Officers:

Name	Title	Citizenship
Han Fang	General manager	People’s Republic of China
Jie Lv	Vice general manager, Secretary of the board of directors	People’s Republic of China
Wei Zhang	Chief financial officer	People’s Republic of China